SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 25, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director

July 25, 2008

2nd Quarter 2008

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KTC)

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) for the second quarter of 2008 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report for 2008 second quarter will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) on August 14, 2008.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT.

Tel : 82-31-727-0950~59

Fax : 82-31-727-0949

E-mail: ir@kt.com

1. Financial Highlights

A. Summary of Income Statement

	2008	2008	QoQ			2007		YoY			2008
(KRW bn)	2Q	1Q	Amount		Δ%	2Q		Amount		Δ%	Cumm.
OPERATING REVENUES	3,029.0	2,967.0	62.0		2.1%	3,009.4		19.7		0.7%	5,996.1
☐ Internet access	539.8	528.1	11.7		2.2%	529.9		9.9		1.9%	1,068.0
☐ Internet application	148.2	106.9	41.2		38.6%	97.7		50.4		51.6%	255.1
☐ Data	413.0	402.4	10.6		2.6%	407.8		5.2		1.3%	815.4
☐ Telephone	1,016.3	1,023.2	-6.9		-0.7%	1,037.3		-21.0		-2.0%	2,039.4
☐ LM	358.5	364.1	-5.7		-1.6%	405.3		-46.9		-11.6%	722.6
☐ Wireless	428.8	419.9	8.9		2.1%	399.4		29.4		7.4%	848.7
☐ Real estate	60.5	58.7	1.8		3.0%	58.4		2.1		3.5%	119.3
☐ Others	64.0	63.6	0.4		0.7%	73.5		-9.5		-12.9%	127.6
¡ SI	48.1	52.1	-4.0		-7.7%	66.5		-18.4		-27.7%	100.1
OPERATING EXPENSES	2,661.4	2,634.0	27.5		1.0%	2,626.2		35.2		1.3%	5,295.4
☐ Labor	627.4	683.3	-55.8		-8.2%	627.0		0.4		0.1%	1,310.7
☐ Commissions	173.0	170.9	2.2		1.3%	179.8		-6.8		-3.8%	343.9
☐ Sales commission	228.8	230.1	-1.3		-0.6%	248.8		-20.0		-8.1%	458.9
☐ Sales promotion	69.0	79.3	-10.3		-13.0%	47.2		21.7		46.0%	148.3
☐ Advertising	32.3	16.9	15.3		90.4%	35.4		-3.2		-9.0%	49.2
☐ Provision for doubtful accounts	49.4	6.9	42.5		620.4%	-0.4		49.8		N/A	56.2
☐ Depreciation	493.8	482.3	11.5		2.4%	490.2		3.6		0.7%	976.1
☐ Repairs & maintenance	32.1	22.0	10.1		45.7%	51.1		-19.1		-37.3%	54.1
☐ Cost of goods sold	180.8	157.3	23.6		15.0%	176.2		4.6		2.6%	338.1
☐ Cost of service provided	481.0	476.8	4.2		0.9%	482.5		-1.5		-0.3%	957.8
☐ R&D	57.2	56.8	0.4		0.6%	54.7		2.5		4.5%	114.0
☐ Activation/installation and A/S cost	92.1	96.5	-4.4		-4.6%	84.5		7.6		9.0%	188.7
☐ Others	144.5	154.9	-10.3		-6.7%	149.1		-4.5		-3.0%	299.4
OPERATING INCOME	367.6	333.0	34.6		10.4%	383.1		-15.5		-4.0%	700.7
Operating margin	12.1%	11.2%	0.9	% P		12.7%		-0.6	% P		11.7%
EBITDA(1)	861.5	815.4	46.1		5.7%	873.3		-11.9		-1.4%	1,676.8
EBITDA margin	28.4%	27.5%	1.0	% P	29.0%	-0.6	% P	28.0%
Non-operating income	133.8	134.3	-0.6		-0.4%	103.6		30.2		29.2%	268.1
Non-operating expenses	307.9	269.6	38.3		14.2%	144.2		163.8		113.6%	577.5
INCOME BEFORE INCOME TAXES	193.5	197.8	-4.3		-2.2%	342.5		-149.1		-43.5%	391.2
Income tax expenses	32.9	43.7	-10.8		-24.6%	112.8		-79.9		-70.8%	76.6
Effective tax rate	17.0%	22.1%	-5.1	% P		32.9%		-15.9	% P		19.6%
NET INCOME	160.5	154.1	6.5		4.2%	229.7		-69.2		-30.1%	314.6
EPS(2) (units: won)	788	756	32		4.2%	1,115		-327		-29.3%	1,545

(1)	EBITDA = Operating income + depreciation
(2)	EPS = Net income ÷ Weighted average of no. of shares outstanding

¡ Revenue

- YoY and QoQ increase was due to rise in internet access and internet application revenue.

¡ Operating Income

- Decrease in labor and other costs led to a QoQ increase in operating income.

- QoQ decrease mainly due to increase in provision for doubtful accounts

B. Summary of Balance Sheet

	2008	2008	QoQ			2007	YoY
(KRW bn)	2Q	1Q	Amount		Δ%`	2Q	Amount		Δ%
TOTAL ASSETS	17,801.3	17,596.1	205		1.2%	18,254.4	-453.1		-2.5%
☐ Current assets	3,084.1	3,058.7	25.4		0.8%	3,822.7	-738.6		-19.3%
¡ Quick assets	2,964.0	2,953.5	10.4		0.4%	3,741.7	-777.7		-20.8%
- Cash & Cash equivalents	829.5	884.5	-55.1		-6.2%	1,753.3	-923.8		-52.7%
¡ Inventories	120.1	105.2	14.9		14.2%	81.0	39.2		48.4%
☐ Non-current assets	14,717.2	14,537.4	179.8		1.2%	14,431.7	285.5		2.0%
¡ Investments and other non-current assets	3,823.5	3,753.8	69.7		1.9%	3,767.8	55.7		1.5%
- KTF shares	2,531.2	2,595.4	-64.2		-2.5%	2,687.9	-156.7		-5.8%
- Long-term loans	23.0	39.8	-16.8		-42.2%	124.1	-101.0		-81.4%
- Others	1,269.3	1,118.5	150.7		13.5%	955.8	313.4		32.8%
¡ Tangible assets	10,501.9	10,371.0	131.0		1.3%	10,229.8	272.2		2.7%
¡ Intangible assets	391.7	412.6	-20.9		-5.1%	434.1	-42.4		-9.8%
TOTAL LIABILITIES	9,025.9	8,983.8	42.0		0.5%	9,606.5	-580.6		-6.0%
☐ Current liabilities	2,399.7	2,455.7	-55.9		-2.3%	3,590.0	-1,190.2		-33.2%
¡ Interest-bearing debts	13.5	235.1	-221.6		-94.3%	842.4	-828.9		-98.4%
¡ Accounts payable	758.6	664.0	94.6		14.2%	665.6	92.9		14.0%
¡ Others	1,627.7	1,556.5	71.1		4.6%	2,081.9	-454.2		-21.8%
☐ Non-current liabilities	6,626.1	6,528.2	98.0		1.5%	6,016.5	609.6		10.1%
¡ Interest-bearing debts	5,196.7	5,104.6	92.1		1.8%	4,632.8	563.9		12.2%
¡ Installation deposit	813.3	833.1	-19.7		-2.4%	877.6	-64.3		-7.3%
¡ Others	616.1	590.5	25.6		4.3%	506.1	110.0		21.7%
TOTAL STOCKHOLDERS’ EQUITY	8,775.4	8,612.3	163.1		1.9%	8,647.9	127.5		1.5%
☐ Common stock	1,561.0	1,561.0	0.0		0.0%	1,561.0	0.0		0.0%
☐ Capital surplus	1,258.5	1,276.7	-18.2		-1.4%	1,440.8	-182.2		-12.6%
☐ Retained earnings	9,752.7	9,592.2	160.5		1.7%	9,537.8	214.9		2.3%
☐ Capital adjustments	-3,828.0	-3,815.8	-12.2		N/A	-3,901.2	73.2		N/A
¡ Treasury stock	-3,837.4	-3,824.9	-12.6		N/A	-3,910.6	73.1		N/A
¡ Gain(loss) on valuation of investment securities	11.2	10.6	0.6		5.9%	12.8	-1.6		-12.5%
¡ Others	-1.7	-1.5	-0.3		N/A	-3.4	1.7		N/A
☐ Others	31.2	-1.9	33.0		N/A	9.5	21.6		227.6%
Total interest-bearing debt	5,210.2	5,339.7	-129.5		-2.4%	5,475.2	-265.0		-4.8%
Net debt	4,380.7	4,455.2	-74.4		-1.7%	3,721.9	658.8		17.7%
Net debt / Total shareholders’ equity	49.9%	51.7%	-1.8	% P		43.0%	6.9	% P

¡ Assets

- Decline in cash and cash equivalents due to redemption of loan.

¡ Liabilities

- YoY and QoQ decrease in current liabilities due to redemption of loan.

- YoY and QoQ of non-current liabilities due to loss on foreign currency bonds appraisal affected by the rise in exchange rates.

¡ Stockholders’ Equity

- YoY and QoQ change in treasury stock due to purchase of shares for retirement.

2. Operating Results

A. Internet Revenue

	2008	2008	QoQ		2007	YoY		2008
(KRW bn)	2Q	1Q	Amount	Δ%	2Q	Amount	Δ%	Cumm.
Internet access	539.8	528.1	11.7	2.2%	529.9	9.9	1.9%	1,068.0
☐ Broadband	539.3	527.5	11.8	2.2%	529.6	9.7	1.8%	1,066.8
¡ Megapass	508.4	501.1	7.3	1.5%	510.1	-1.7	-0.3%	1,009.5
¡ Nespot	8.0	8.5	-0.5	-6.1%	13.2	-5.2	-39.7%	16.4
¡ WiBro	22.9	17.9	5.0	27.7%	6.3	16.6	264.7%	40.8
☐ Others	0.5	0.7	-0.1	-21.2%	0.3	0.2	65.6%	1.2
Internet application	148.2	106.9	41.2	38.6%	97.7	50.4	51.6%	255.1
☐ IDC	70.6	48.9	21.7	44.5%	50.9	19.7	38.6%	119.4
☐ Bizmeka	47.4	36.7	10.7	29.1%	30.4	17.0	55.8%	84.0
☐ MegaTV	9.6	5.0	4.6	90.5%	0.8	8.8	1130.0%	14.7
☐ Others	20.6	16.3	4.3	26.1%	15.6	5.0	31.9%	37.0

¡ Megapass

- QoQ rise in revenue due to increase in subscribers.

¡ Internet application

- YoY and QoQ increase from rise in sales of IDC, MegaTV and Bizmeka.

B. Data Revenue

	2008	2008	QoQ		2007	YoY		2008
(KRW bn)	2Q	1Q	Amount	Δ%	2Q	Amount	Δ%	Cumm.
Data	413.0	402.4	10.6	2.6%	407.8	5.2	1.3%	815.4
☐ Leased line	269.9	268.3	1.7	0.6%	277.2	-7.3	-2.6%	538.2
¡ Local	115.6	116.8	-1.2	-1.0%	118.1	-2.5	-2.1%	232.5
¡ Domestic long distance	81.2	80.2	1.0	1.2%	84.2	-3.0	-3.6%	161.3
¡ International long distance	6.3	5.0	1.2	24.4%	4.6	1.7	36.6%	11.3
¡ Broadcasting & others	66.9	66.2	0.6	0.9%	70.3	-3.4	-4.9%	133.1
☐ Data leased line	39.2	37.8	1.4	3.8%	33.6	5.6	16.8%	76.9
¡ Packet data	1.5	1.6	-0.1	-4.1%	2.1	-0.5	-25.8%	3.2
¡ National network ATM	21.3	20.7	0.6	2.7%	18.5	2.8	15.0%	42.0
¡ VPN	16.4	15.4	0.9	6.0%	13.0	3.4	26.2%	31.8
☐ Kornet	67.8	62.9	4.9	7.8%	65.0	2.8	4.3%	130.8
☐ Satellite	27.7	26.0	1.8	6.9%	25.4	2.3	9.2%	53.7
☐ Others	8.3	7.5	0.8	10.6%	6.6	1.7	25.8%	15.7

C. Telephone Revenue

	2008	2008	QoQ		2007	YoY		2008
(KRW bn)	2Q	1Q	Amount	Δ%	2Q	Amount	Δ%	Cumm.
Telephone revenue	1,016.3	1,023.2	-6.9	-0.7%	1,037.3	-21.0	-2.0%	2,039.4
☐ Subscriber connection	335.3	340.3	-5.0	-1.5%	347.5	-12.2	-3.5%	675.6
¡ Subscription fee	7.9	9.2	-1.3	-14.1%	11.7	-3.8	-32.2%	17.1
¡ Basic monthly fee	267.5	270.1	-2.5	-0.9%	275.4	-7.9	-2.9%	537.6
¡ Installation	6.5	7.9	-1.3	-17.0%	9.1	-2.6	-28.1%	14.4
¡ Interconnection	53.3	53.1	0.2	0.4%	51.4	2.0	3.9%	106.5
☐ Local	217.9	224.2	-6.3	-2.8%	233.7	-15.8	-6.8%	442.0
¡ Usage	139.2	147.6	-8.4	-5.7%	158.3	-19.1	-12.1%	286.7
¡ Interconnection	25.4	23.8	1.6	6.6%	23.3	2.1	9.1%	49.2
¡ Others	53.3	52.8	0.5	1.0%	52.1	1.2	2.4%	106.1
☐ Domestic long distance	140.2	152.2	-11.9	-7.8%	161.8	-21.6	-13.3%	292.4
¡ Usage	132.9	142.8	-9.9	-7.0%	153.3	-20.5	-13.3%	275.7
¡ Interconnection	7.0	9.0	-2.0	-22.2%	8.3	-1.2	-14.9%	16.0
¡ Others	0.3	0.3	0.0	7.4%	0.3	0.1	32.3%	0.6
☐ International long distance	49.1	46.9	2.2	4.7%	50.1	-1.0	-2.0%	96.1
☐ International settlement	47.6	49.7	-2.1	-4.3%	42.4	5.1	12.0%	97.2
☐ SoIP	21.5	10.2	11.3	110.1%	8.0	13.5	170.1%	31.7
☐ VAS	83.0	93.4	-10.4	-11.1%	92.2	-9.2	-10.0%	176.3
☐ Public telephone	10.3	10.6	-0.4	-3.5%	14.9	-4.6	-31.1%	20.9
☐ 114 phone directory service	28.0	32.1	-4.1	-12.8%	29.6	-1.7	-5.7%	60.0
☐ Others	83.5	63.6	19.9	31.2%	57.1	26.4	46.3%	147.1

¡ Local, DLD

- QoQ and YoY decline in revenue from fall in subscribers and call traffic.

¡ SoIP

- QoQ and YoY increase due to rise in subscribers.

¡ Others

- QoQ and YoY increase due to rise in revenue affected by an increase in international ISDN.

D. LM(Land to Mobile) Interconnection Revenue

	2008	2008	QoQ		2007	YoY		2008
(KRW bn)	2Q	1Q	Amount	Δ%	2Q	Amount	Δ%	Cumm.
LM Revenue	358.5	364.1	-5.7	-1.6%	405.3	-46.9	-11.6%	722.6
LM interconnection cost	176.8	184.5	-7.7	-4.2%	195.0	-18.3	-9.4%	361.2

¡ LM Revenue

- QoQ and YoY decline due to decrease in subscribers and call traffic.

¡ LM Interconnection cost

- It takes approximately 2 months for operators to verify the actual volume of LM traffic. Thus figures for 2 months of every quarter are based on estimation, resulting in disparity with actual call traffic.

E. Wireless Revenue

	2008	2008	QoQ		2007	YoY		2008
(KRW bn)	2Q	1Q	Amount	Δ%	2Q	Amount	Δ%	Cumm.
Wireless revenue	428.8	419.9	8.9	2.1%	399.4	29.4	7.4%	848.7
☐ PCS resale	426.9	418.2	8.6	2.1%	393.3	33.5	8.5%	845.1
¡ PCS service	258.8	255.1	3.7	1.5%	254.2	4.5	1.8%	513.8
¡ Handset sales	168.1	163.2	4.9	3.0%	139.1	29.0	20.8%	331.3
☐ Others	2.0	1.7	0.3	18.1%	6.1	-4.1	-67.9%	3.6

¡ Wireless revenue

- Rise in PCS service revenue due to higher ARPU from increased 3G subscribers.

F. Operating Expenses

	2008	2008	QoQ		2007	YoY		2008
(KRW bn)	2Q	1Q	Amount	Δ%	2Q	Amount	Δ%	Cumm.
Labor	627.4	683.3	-55.8	-8.2%	627.0	0.4	0.1%	1,310.7
☐ Salaries & wages	450.6	476.8	-26.2	-5.5%	450.1	0.5	0.1%	927.4
☐ Employee benefits	119.6	108.5	11.1	10.2%	114.6	5.0	4.3%	228.1
☐ Provision for retirement	57.3	98.0	-40.7	-41.5%	62.4	-5.1	-8.1%	155.3
Commissions	173.0	170.9	2.2	1.3%	179.8	-6.8	-3.8%	343.9
Marketing expenses	330.0	326.3	3.7	1.1%	331.5	-1.5	-0.4%	656.3
☐ Sales commission	228.8	230.1	-1.3	-0.6%	248.8	-20.0	-8.1%	458.9
☐ Sales promotion	69.0	79.3	-10.3	-13.0%	47.2	21.7	46.0%	148.3
☐ Advertising	32.3	16.9	15.3	90.4%	35.4	-3.2	-9.0%	49.2
Provision for doubtful accounts	49.4	6.9	42.5	620.4%	-0.4	49.8	N/A	56.2
Depreciation	493.8	482.3	11.5	2.4%	490.2	3.6	0.7%	976.1
Repairs and Maintenance	32.1	22.0	10.1	45.7%	51.1	-19.1	-37.3%	54.1
Cost of goods sold	180.8	157.3	23.6	15.0%	176.2	4.6	2.6%	338.1
☐ PCS handset cost	161.9	160.6	1.3	0.8%	146.2	15.7	10.8%	322.5
☐ Others	18.9	-3.3	22.3	N/A	30.0	-11.1	-37.0%	15.6
Cost of service provided	481.0	476.8	4.2	0.9%	482.5	-1.5	-0.3%	957.8
☐ Cost of service	235.6	226.5	9.0	4.0%	235.6	0.0	0.0%	462.1
¡ PCS resale network cost to KTF	134.6	128.8	5.8	4.5%	128.7	5.9	4.6%	263.4
¡ SI service cost	52.9	53.9	-1.0	-1.8%	71.2	-18.3	-25.7%	106.9
¡ Others	48.0	43.8	4.2	9.6%	35.7	12.3	34.6%	91.8
☐ International settlement cost	59.3	59.3	0.1	0.1%	43.0	16.3	38.0%	118.6
☐ LM interconnection cost	176.8	184.5	-7.7	-4.2%	195.0	-18.3	-9.4%	361.2
☐ Others	9.3	6.5	2.8	42.8%	9.0	0.4	4.2%	15.9
R&D	57.2	56.8	0.4	0.6%	54.7	2.5	4.5%	114.0
Activation/installation and A/S cost	92.1	96.5	-4.4	-4.6%	84.5	7.6	9.0%	188.7
Others	144.5	154.9	-10.3	-6.7%	149.1	-4.5	-3.0%	299.4
CAPEX*	624.6	395.3	229.3	58.0%	536.9	87.7	16.3%	1,019.9

*	2008.1Q CAPEX was settled as 395.3 billion(previously disclosed as 285.0bn)

¡ Labor

- QoQ decrease due to 1) lowered estimation in incentives based on the revised guidance and 2) decrease in voluntary resignation costs

¡ Provision for doubtful accounts

- QoQ and YoY increase due to disposal of bad debt and increase in unpaid balance.

¡ Depreciation

- QoQ and YoY rise due to increase in tangible assets.

¡ Repairs and Maintenance

- QoQ increase due to rise in telecommunication line facilities.

- YoY fall due to introduction of cost control program.

¡ COGS

- Rise in QoQ and YoY due to increased sales of servers, SoIP handsets and other one-time sales

G. Non-operating Income

	2008	2008	QoQ		2007	YoY		2008
(KRW bn)	2Q	1Q	Amount	Δ%	2Q	Amount	Δ%	Cumm.
Non-operating income	133.8	134.3	-0.6	-0.4%	103.6	30.2	29.2%	268.1
☐ Gains on disposition of investments	0.0	0.0	0.0	N/A	0.0	0.0	N/A	0.0
☐ Gains on disposition of tangible assets	1.6	0.4	1.1	257.0%	6.4	-4.9	-75.8%	2.0
☐ Interest income	25.8	18.2	7.6	41.6%	31.3	-5.6	-17.8%	43.9
☐ FX transaction gain	5.2	6.3	-1.1	-17.9%	0.7	4.6	694.3%	11.6
☐ FX translation gain	6.5	11.0	-4.4	-40.4%	3.7	2.9	78.8%	17.5
☐ Gain on equity method	30.6	19.1	11.5	60.3%	23.4	7.2	30.8%	49.7
☐ Others	64.1	79.3	-15.2	-19.2%	38.1	26.0	68.4%	143.4

H. Non-operating Expenses

	2008	2008	QoQ		2007	YoY		2008
(KRW bn)	2Q	1Q	Amount	Δ%	2Q	Amount	Δ%	Cumm.
Non-operating expenses	307.9	269.6	38.3	14.2%	144.2	163.8	113.6%	577.5
☐ Interest expense	85.8	72.6	13.2	18.2%	80.6	5.2	6.5%	158.4
☐ FX transaction loss	5.4	2.0	3.3	165.0%	1.6	3.8	236.4%	7.4
☐ FX translation loss	88.0	108.4	-20.4	-18.8%	-16.4	104.4	N/A	196.4
☐ Loss on equity method	54.4	36.5	18.0	49.3%	17.2	37.2	216.2%	90.9
☐ Loss on disposition of fixed assets	16.3	7.9	8.4	105.3%	8.5	7.8	91.2%	24.2
☐ Others	58.0	42.2	15.8	37.5%	52.7	5.4	10.2%	100.2

¡ Interest expense and others

- The Korea Communications Commission ruled that KT pay on network usage fee for Toll Free Call(080) services to SKT and LGT. Total of 47.8 billion won was accounted as 1) interest expense of 12 billion won and 2) loss from prior-term adjustments of 35.8billion won.

¡ FX translation loss

- FX translation loss due to drop of won-dollar exchange rate